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+--------+                       UNITED STATES
| FORM 3 |            SECURITIES AND EXCHANGE COMMISSION
+--------+                  Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940.

(Print or Type Responses)
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1.  Name and Address of Reporting Person*

        Levine Leichtman Capital Partners II, L.P.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

        335 North Maple Drive, Suite 240
    ----------------------------------------------------------------------------
                                   (Street)

        Beverly Hills, CA  90210
    ----------------------------------------------------------------------------
        (City)                      (State)                           (Zip)
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2.  Date of Event Requiring Statement (Month/Day/Year)

              10/08/02
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3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)

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4.  Issuer Name and Ticker or Trading Symbol

     Overhill Farms, Inc. (OFI)
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5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    [_] Director         [X] 10% Owner

    [_] Officer (give title below)          [_] Other (specify below)


                    -----------------------------

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6.  If Amendment, Date of Original (Month/Day/Year)

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7.  Individual or Joint/Group Filing (Check Applicable Line)

    [_] Form filed by One Reporting Person

    [X] Form filed by More than One Reporting Person
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             TABLE 1--NON-DERIVATIVE SECURITIES BENEFICIARY OWNED

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1.   Title of Security (Instr. 4)

     Common Stock, par value $0.01 per share
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2.   Amount of Securities Beneficially Owned (Instr. 4)

     252,632 (2)(3)
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3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

     D, I (1)
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4.   Nature of Indirect Beneficial Ownership (Instr. 5)
     (1)
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--------------------------------------------------------------------------------

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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction
5(b)(v).

            Potential persons who are to respond to the collection of
             information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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1.   Title of Derivative Security (Instr. 4)

     Warrant LL-1 to purchase 166.04 shares of Common Stock (right to purchase)
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     Warrant LL-2 to purchase 57.57 shares of Common Stock (right to purchase)
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     23.57 shares of Series A Convertible Preferred Stock, par value $0.01 per share
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2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                  Expiration Date

        Immed.                            10/31/09
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        Immed.                             9/11/12
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        Immed.
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3.   Title and Amount of Securities Underlying Derivative Security (Instr. 4)

     Title                             Amount or Number of Shares

       Common Stock                        1,994,141 (2)
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       Common Stock                          691,416 (2)
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       Common Stock                          283,076 (2)
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4.   Conversion or Exercise Price of Derivative Security

        (4)
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        (5)
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        (6)
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5.   Ownership Form of Derivative Security: Direct (D) or Indirect (I)
     (Instr. 5)

        D, I(1)
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        D, I(1)
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        D, I(1)
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6.   Nature of Indirect Beneficial Ownership (Instr. 5)

        (1)
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        (1)
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        (1)
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Explanation of Responses:

        See Exhibit A attached hereto.



                     /s/ Arthur E. Levine            October 10, 2002
                    -------------------------------  -----------------
                    **Signature of Reporting Person        Date

                    Arthur E. Levine, President, on behalf of Levine Leichtman Capital Partners, Inc., the sole general partner of LLCP California Equity Partners II, L.P., the sole general partner of Levine Leichtman Capital Partners II, L.P.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                    Exhibit A

                            Explanation of Responses

(1) This Form 3 is being filed by more than one reporting person. Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), is the direct beneficial owner of the equity securities described above. LLCP California Equity Partners II, L.P., a California limited partnership, (the "General Partner"), is the sole general partner of the Partnership. Levine Leichtman Capital Partners Inc., a California corporation ("Capital Corp."), is the sole general partner of the General Partner. Arthur E. Levine ("Mr. Levine") is a director, the President and a shareholder of Capital Corp. Lauren B. Leichtman ("Ms. Leichtman") is a director, the Chief Executive Officer and a shareholder of Capital Corp. Each of the General Partner, Capital Corp., Mr. Levine and Ms. Leichtman may be deemed to be an indirect beneficial owner of the equity securities described above and disclaim beneficial ownership of such equity securities except to the extent of his, her or its indirect pecuniary interest therein.

(2) The number of shares of Common Stock has been adjusted to give effect to the 12,010-for-1 stock split effectuated by Overhill Farms, Inc.

(3) The Partnership has the right to receive 252,632 shares of Common Stock pursuant to certain anti-dilution adjustments contained in contractual arrangements between the Partnership and Overhill Farms, Inc.

(4) The adjusted exercise price (the "Warrant LL-1 Purchase Price") of the shares of Common Stock issuable upon exercise of Warrant LL-1 is currently $0.0000008 per share. The Warrant LL-1 Purchase Price is, upon the occurrence of certain events, subject to anti-dilution and other adjustments as more fully described in Warrant LL-1.

(5) The adjusted exercise price (the "Warrant LL-2 Purchase Price") of the shares of Common Stock issuable upon exercise of Warrant LL-2 is currently $0.0000008 per share. The Warrant LL-2 Purchase Price is, upon the occurrence of certain events, subject to anti-dilution and other adjustments as more fully described in Warrant LL-2.

(6) The adjusted conversion price (the "Series A Preferred Conversion Price") of the shares of Common Stock issuable upon conversion of the shares of Series A Convertible Preferred Stock pursuant to the applicable provisions of the Amended and Restated Articles of Incorporation of Overhill Farms, Inc. (the "Articles of Incorporation") is currently $2.6494 per share. The Series A Preferred Conversion Price is, upon the occurrence of certain events, subject to anti-dilution and other adjustments as more fully described in the Articles of Incorporation.

                             JOINT FILER INFORMATION

Name:                        LLCP California Equity Partners II, L.P.

Address:                     335 North Maple Drive, Suite 240
                             Beverly Hills, CA 90210

Designated Filer:            Levine Leichtman Capital Partners II, L.P.

Issuer & Ticker Symbol:      Overhill Farms, Inc. (OFI)

Date of Event
Requiring Statement:         10/08/02


Signature:                   /s/  Arthur E. Levine
                             --------------------------------------------------
                             Arthur E. Levine, President, on behalf of
                             Leichtman Capital Partners, Inc.,
                             the sole general partner of LLCP California
                             Equity Partners II, L.P.

                             JOINT FILER INFORMATION

Name:                        Levine Leichtman Capital Partners, Inc.

Address:                     335 North Maple Drive, Suite 240
                             Beverly Hills, CA 90210

Designated Filer:            Levine Leichtman Capital Partners II, L.P.

Issuer & Ticker Symbol:      Overhill Farms, Inc. (OFI)

Date of Event
Requiring Statement:         10/08/02


Signature:                   /s/ Arthur E. Levine
                             --------------------------------------------
                             Arthur E. Levine, President, on behalf of
                             Leichtman Capital Partners, Inc.

                             JOINT FILER INFORMATION

Name:                         Arthur E. Levine

Address:                      335 North Maple Drive, Suite 240
                              Beverly Hills, CA 90210

Designated Filer:             Levine Leichtman Capital Partners II, L.P.

Issuer & Ticker Symbol:       Overhill Farms, Inc. (OFI)

Date of Event
Requiring Statement:          10/08/02


Signature:                    /s/ Arthur E. Levine
                              ------------------------------------------------
                              Arthur E. Levine

                             JOINT FILER INFORMATION

Name:                          Lauren B. Leichtman

Address:                       335 North Maple Drive, Suite 240
                               Beverly Hills, CA 90210

Designated Filer:              Levine Leichtman Capital Partners II, L.P.

Issuer & Ticker Symbol:        Overhill Farms, Inc. (OFI)

Date of Event
Requiring Statement:           10/08/02


Signature:                     /s/ Lauren B. Leichtman
                               -----------------------------------------------
                               Lauren B. Leichtman